Exhibit (a)(5)

MIC

125 West 55th Street	Telephone	+1 212 231 1000

New York, NY10019	Facsimile	+1 212 231 1828

United States	Internet	www.macquarie.com/mic

FOR IMMEDIATE RELEASE

MIC ANNOUNCES OFFER TO REPURCHASE ALL 2.00% CONVERTIBLE SENIOR NOTES DUE 2023

NEW YORK, September 23, 2021 - Macquarie Infrastructure Holdings, LLC (NYSE: MIC) (“MIC” or the “Company”) today announced an Offer to Repurchase any and all of its 2.00% Convertible Senior Notes due 2023 (the “Notes”) at par plus accrued interest. As of September 23, 2021, the Company had $34,039,000 aggregate principal amount of the Notes outstanding.

The Offer to Repurchase will be conducted pursuant to the terms and conditions of the Indenture, dated as of July 15, 2014, between a predecessor to MIC Corp and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended and supplemented by the Second Supplemental Indenture, dated as of May 21, 2015, the Third Supplemental Indenture, dated as of October 13, 2016 and the Fourth Supplemental Indenture, dated as of September 22, 2021 (such Indenture, as so amended and supplemented, the “Indenture”). Pursuant to the Indenture, holders have the right (the “Fundamental Change Repurchase Right”) to require the Company to repurchase all of such holder’s Notes, or any portion thereof that is a multiple of $1,000 principal amount, on October 22, 2021, subject to extension (the “Fundamental Change Repurchase Date”), at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest thereon, to, but not including, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”). Holders may surrender their Notes until 11:59 p.m., New York City time, on October 21, 2021, subject to extension (the “Fundamental Change Repurchase Offer Expiration Date”).

The completion of the sale of the Company’s Atlantic Aviation business on September 23, 2021, constitutes a Fundamental Change pursuant to the Indenture, triggering the Fundamental Change Repurchase Right.

Assuming the Fundamental Change Repurchase Offer Expiration Date is not extended, the amount payable on the Notes, including accrued and unpaid interest, will be approximately $1,001.17 per $1,000 principal amount of Notes.

For Notes that have been validly tendered and not validly withdrawn at or prior to the Fundamental Change Repurchase Offer Expiration Date, settlement will occur promptly following the Fundamental Change Repurchase Offer Expiration Date.

The Indenture provides that each holder of the Notes has the right, subject to certain conditions, at such holder’s option, subject to the Company’s settlement method election pursuant to the Indenture, to elect to convert its Notes at the conversion ratio then in effect, until the Fundamental Change Repurchase Date. The conversion ratio of the Notes as of the date of this Notice is 12.6572 common units of the Company per $1,000 principal amount of Notes. The Company will settle all conversions of Notes surrendered for conversion prior to the Fundamental Change Repurchase Date pursuant to the cash settlement provisions of the Indenture. The Offer to Repurchase contains a comparison of the amount holders would currently receive if their Notes are converted and the amount holders will receive if their Notes are repurchased through exercise of the Fundamental Change Repurchase Right. The right of holders to convert their Notes is separate from the Fundamental Change Repurchase Right. The Company’s board of directors has authorized a cash distribution of $37.386817 per common unit in connection with the closing of the Atlantic Aviation sale. Such distribution is payable on October 7, 2021, to holders of record of the common units on October 4, 2021, and will result in an adjustment to the conversion ratio pursuant to the Indenture. Any such adjustment will be announced when determined.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and the Letter of Transmittal that are being sent to holders of the Notes. Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Trustee, Paying Agent and Conversion Agent for the Tender Offer, Wells Fargo Bank, National Association, by calling toll free at (800) 344-5128 or by email at bondholdercommunications@wellsfargo.com.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company’s outstanding Notes. The Offer to Repurchase will be made solely by the Offer to Purchase and related materials, as they may be amended or supplemented. Holders of Notes should read the Company’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) in connection with the Offer to Repurchase, which will include as an exhibit the Offer to Purchase and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s paying agent in connection with the Offer to Repurchase.

This press release does not set forth all of the terms and conditions of the Tender Offer. Noteholders should carefully read the Offer to Purchase, the Letter of Transmittal and related materials for a complete description of all terms and conditions before making any decision with respect to the Tender Offer. None of the Company, its management, its board of directors, its officers, or the trustee, conversion agent and paying agent with respect to the Notes, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of Notes to tender.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. The Company may, in some cases, use words such as “project”, “believe”, “anticipate”, “plan”, “expect”, “estimate”, “intend”, “should”, “would”, “could”, “potentially”, “may”, or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Such statements include, among others, those concerning the Company’s expected financial performance and strategic and operational plans, statements regarding sales of our businesses (including our previously approved reorganization), the ability to complete such sales and the anticipated uses of any proceeds therefrom, statements regarding the anticipated specific and overall impacts of COVID-19 and any related recovery, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Any such forward-looking statements are not guarantees of future performance and a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the risks identified in the Company’s Annual Report on the Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q, and in other reports filed from time to time with the Securities and Exchange Commission (SEC).

Given the risks and uncertainties surrounding forward-looking statements, do not place undue reliance on these statements. Many of these factors are beyond the Company’s ability to control or predict. These forward-looking statements speak only as of the date of this press release. Other than as required by law, the Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

About MIC

MIC owns and operates businesses providing energy services, production and distribution in Hawaii. For additional information, please visit the MIC website at www.macquarie.com/mic.

MIC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of MIC do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of MIC.

For further information, please contact:

Investors Jay A. Davis Investor Relations MIC +1 212-231-1825	Media Lee Lubarsky Corporate Communications MIC +1 212-231-2638